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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  Quidel Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  74838J101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                        Larry N. Feinberg
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                        November 22, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  74838J101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

    1,403,600

8.  Shared Voting Power:

    1,388,400

9.  Sole Dispositive Power:

    1,403,600

10. Shared Dispositive Power:

    1,388,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,792,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         11.7%

14. Type of Reporting Person

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!












































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CUSIP No.:    74838J101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Oracle Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


Number Of Shares Beneficially Owned By Each Reporting Person With


7.  Sole Voting Power



8.  Shared Voting Power

         1,388,400

9.  Sole Dispositive Power



10. Shared Dispositive Power

         1,388,400




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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,388,400


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.8%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


































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This Amendment No. 1 to the Schedule 13D is being filed to report the change in beneficial ownership of Larry N. Feinberg and the addition of Oracle Partners, L.P. as a reporting person with respect to the common stock (the "Common Stock") of Quidel

Corporation ("QDEL").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Mr. Larry N.

Feinberg and Oracle Partners, L.P., a Delaware limited

partnership ("Oracle Partners") (Oracle Partners and Mr. Feinberg

will be collectively referred to as the "Reporting Persons").

Oracle Partners has been added as a Reporting Person due to an increase in the percentage of shares of QDEL's Common Stock of which Oracle Partners is the beneficial owner.  Mr. Feinberg is the managing general partner of Oracle Partners and Oracle

Institutional Partners, L.P., both of which are investment

limited partnerships (the "Partnerships").  Mr. Feinberg is also the sole principal of Oracle Investment Management, Inc., the investment manager of several offshore investment funds (the

"Offshore Funds") and several managed accounts (the "Managed

Accounts").  The principal offices of the Funds and the

Investment Manager are at 712 Fifth Avenue, 45th Floor, New York,

New York  10019.






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         The Reporting Persons have not during the last five

years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Persons have not during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.  Oracle Partners is a limited partnership formed under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 2,792,000 shares of QDEL's Common Stock (the

"Shares"), of which Oracle Partners beneficially owns 1,388,400

Shares.  The Shares deemed to be beneficially owned by Mr.

Feinberg are held by the (i) Partnerships; (ii) Offshore Funds;

(iii) Managed Accounts over which Mr. Feinberg has investment discretion; and (iv) Mr. Feinberg directly.  The 2,792,000 Shares were purchased in open market transactions at an aggregate cost of $10,952,505.  The funds for the purchase of the Shares held in the Partnerships came from capital contributions to the

Partnerships by their general and limited partners.  The funds for the purchase of the Shares held by the Investment Manager




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came from its shareholders.  The funds for the purchase of the

Shares held in the Managed Accounts came from each Managed

Account's own funds.  The funds for the purchase of the Shares of

Common Stock held by Mr. Feinberg came from his own funds.  No leverage was used to purchase the Shares.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 2,792,000 Shares of which Oracle Partners is the beneficial owner of 1,388,400 Shares.  Based on QDEL's most recent Form 10-Q filed on November 15, 1999, as of November 5,

1999 there were 23,857,285 shares of QDEL's Common Stock

outstanding.  Therefore, Mr. Feinberg is deemed to beneficially own 11.7% of QDEL's outstanding shares of Common Stock, and

Oracle Partners is the beneficial owner of 5.8%.  Mr. Feinberg has the sole power to vote, direct the vote, dispose of or direct the disposition of 1,403,600 shares of QDEL's Common Stock.  Mr.

Feinberg and Oracle Partners have the shared power to vote,

direct the vote, dispose of or direct the disposition of

1,388,400 shares of QDEL's Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.






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Item 7.  Material to be Filed as Exhibits

         1.   An agreement relating to the filing of a joint

statement as required by Rule 13d-1(k)(1) under the Securities

Exchange Act of 1934 is filed herewith as Exhibit A.

         2.   A description of the transactions in the Shares

that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to the

best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



December 2, 1999



                             /s/ Larry N. Feinberg
                             _________________________
                              Larry N. Feinberg


                             Oracle Partners, L.P.

                             By: /s/ Larry N. Feinberg
                                 Larry N. Feinberg
                                 General Partner















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                                                    EXHIBIT A

                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 2, 1999 relating to the Common Stock of Quidel

Corporation shall be filed on behalf of the undersigned.



                                  /s/ Larry N. Feinberg
                                  Larry Feinberg

                                  Oracle Partners, L.P.

                                  By: /s/ Larry N. Feinberg
                                      Larry Feinberg
                                      General Partner

































00751001.BD1
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                                                    EXHIBIT B


                    Schedule of Transactions


Date                  Shares Purchased
                         or (Sold)            Price Per Share

9/30/99                   10,000                  $4.4712
9/30/99                    1,700                   4.4671
10/28/99                  40,000                   3.75
11/16/99                  25,000                   3.875
11/18/99                  65,000                   4.0625
11/22/99                  10,000                   5.5937
11/22/99                  25,000                   5.675
11/22/99                  25,000                   5.732
11/24/99                  10,000                   5.3438
11/30/99                  24,000                   5.6700


































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00751001.BD1